SUB-ITEM 77C
Submission of matters to a vote of security holders

(a) A special meeting of the shareholders of the Treasury Fund, a series of American Century Government Income Trust, was held on August 2, 2002.

(b) N/A

(c) At the special meeting, shareholders of the Treasury Fund approved a proposed Agreement and Plan of Reorganization to combine the Treasury Fund with and into the Government Bond Fund, another series of American Century Government Income Trust, effective September 3, 2002.
The total number of shareholder votes in favor of the proposal was 257,948,594. The total number of shareholder votes against the proposal was 27,721,296.

(d) N/A